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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                (Amendment No. 3)

                    Under the Securities Exchange Act of 1934

                         Star Multi Care Services, Inc.
                                (Name of Issuer)

                     Common Stock, $.001 par value per share
                         (Title of Class of Securities)

                                    855156105
                                 (CUSIP Number)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 855156105

1.       Name of Reporting Person IRS Identification No.
         Stephen Sternbach

2.       Check the Appropriate Box if a Member of a Group
         a.       |_|
         b.       |_|

3.       SEC Use Only

4.       Citizenship or Place of Organization
         USA

5.       Sole Voting Power:         916,119

6.       Shared Voting Power:             0


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7.       Sole Dispositive Power     916,119

8.       Shared Dispositive Power   0

9.       Aggregate Amount Beneficially Owned by Each Reporting Person:   916,119

10. Check if the Aggregate Amount in row (9) Excludes Certain Shares. [X] Excludes 119,606 shares of the Company's Common Stock owned by the Stephen Sternbach Family Trust; Mr. Sternbach disclaims beneficial ownership with respect to these shares

11.      Percent of Class Represented by Amount in Row 9:   17.02%

12.      Type of Reporting Person:     IN

Item 1(a)         Name of Issuer:

                  Star Multi Care Services, Inc.

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  99 Railroad Station Plaza
                  Hicksville, New York  11801

Item 2(a)         Name of Person Filing:

                  Stephen Sternbach

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  99 Railroad Station Plaza
                  Hicksville, New York  11801

Item 2(c)         Citizenship:

                  United States of America

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.001 par value per share

Item 2(e)         CUSIP Number:

                  855 156 105

Item 3.           Not applicable.


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Item 4(a)         Amount Beneficially Owned

                  As of December 31, 1998:

                  916,119 shares. (Includes 137,545 shares subject to stock options exercisable at $1.2375 per share)

Item 4(b)         Percent of Class: 17.02%

Item 4(c)         Number of share as to which such person has:

          (i)     sole power to vote or to direct the vote:            916,119
          (ii)    shared power to vote or to direct the vote: 0
          (iii)   sole power to dispose or to direct the disposition of: 916,119
          (iv)    shared power to dispose or to direct the disposition of: 0

Item 5    Ownership of Five Percent or Less of a Class:

          Inapplicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person.

          Inapplicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Inapplicable.

Item 8    Identification and Classification of Members of the Group:

          Inapplicable.

Item 9    Notice of Dissolution of Group:

          Inapplicable.

Item 10           Certification:

          Inapplicable.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 1999

By:   /s/ Stephen Sternbach
    -----------------------------
          Stephen Sternbach